Mail Stop 3561

April 19, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

**Re:	General Finance Corporation
	Amendment No. 5 Preliminary Proxy Statement on Schedule 14A
	Filed March 30, 2007
	File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the amended fee calculation. Please reconcile the maximum aggregate value of the transaction with the disclosure that assuming the closing occurs on May 31, 2007, the aggregate acquisition consideration will be approximately $101.2 million. In addition, the prior fee is applicable for the prior maximum aggregate value of the transaction. The current fee would only apply to the addition to the prior maximum aggregate value of the transaction. Please revise the cover page accordingly and provide us supplementally with how the fee was calculated. We may have further comment.

2.   We note that General Finance will only acquire 86.2% of RWA. In light of this revision to the structuring of the transaction, clarify the impact this has had upon the 80% test. It appears that the 80% valuation would only consist of the percent of the company that is being acquired by General Finance, in this case 86.2%. We may have further comment.

3.   We note the removal of the prior acquisition agreements. It appears that many of the rights that will be assigned to General Finance were included in the initial agreement. It appears that these agreements should be included in the proxy statement. Please revise or explain why these agreements are no longer material. We may have further comment.

4.   Please fill in the blanks throughout the proxy statement, as previously requested. For example, provide the number of holders of record.

Letter to Stockholders of General Finance

5.   We note that GFN Australasia is an indirect wholly-owned subsidiary. Clarify the indirect nature of ownership throughout the proxy statement.

6.   We reissue comment two of our letter dated March 16, 2007. Provide clear disclosure in this letter, in addition to throughout the proxy statement, regarding the steps required for conversion. In particular, focus upon the requirement that the shares be tendered prior to the meeting of shareholders. Clearly state the time and date when this must be completed.

Questions and Answers About the Acquisition and the Special Meeting, page iv

The Following Questions and Answers are of Interest to All Stockholders, page 5

7.   Please explain the reason for the removal of the information on page viii regarding management's determination of valuation and the fact that some of the

valuation calculations used resulted in valuation ranges below the 80% threshold or add back such disclosure. We may have further comment.

8. We note that in response to comment three of our letter dated March 16, 2007 you indicate that the material consents were obtained in connection with the signing of the amended acquisition agreement. Provide clear disclosure throughout that this was a condition and clarify that this condition was met and state the date when the consents were obtained, rather than simply removing the condition. If there are any consents that have not yet been obtained that are a condition to the amended acquisition agreement they should be disclosed. We note that your supplemental response only refers to "material" consents. If a consent is a condition to the agreement, then it would appear to be material.

9. In the response to the question, "[a]re there contractual conditions to completion of the acquisition?" please provide the status of the negotiations with Bison Capital and ANZ here and elsewhere in the document as appropriate and update as necessary. These agreements should be included with the proxy statement.

10. Update the status of review by the Treasurer of the Commonwealth of Australia.

The Following Questions and Answers are of Interest Primarily to Stockholders Who May Wish to Exercise their Conversion Rights, page xiii

11. We reissue comment five of our letter dated March 16, 2007. We note the additional steps that must be taken if shares are held in street name. Provide a bulleted point step by step process for those shares held in street name that are electing conversion.

12. We reissue comment seven of our letter dated March 16, 2007. We continue to note that certifications are being required indicating that the shareholders have held the shares since the record date and that they will continue to hold the shares through the closing of the acquisition. Provide the basis for this requirement and clarify how this is consistent with the Form S-1. We note that there was no specific reference in the Form S-1 to requiring certification that the shares will be held through the closing date. We may have further comment.

13. Provide clear disclosure in the proxy statement of the reasons for requiring these additional steps. Provide clear disclosure of the impact these additional steps will have upon the business combination. There will be an increased likelihood that the transaction will be completed, since these additional steps may result in the inability of shareholders to properly elect conversion or do so in the time frame provided. We may have further comment.

14.   We reissue comment eight of our letter dated March 16, 2007. Provide a more detailed discussion of the steps required for holders in "street name" to exercise their conversion rights. Provide a detailed analysis as to the amount of time that will be required (consider providing a time range of the minimum and maximum time) for investors to complete each step necessary to complete the process required to elect conversion. Explain whether the minimum time provided to investors would be sufficient for an average investor to meet these steps. We may have further comment.

15.   Given the various steps and parties involved, provide the basis for your conclusion, as indicated on page 33 of the proxy statement, that the process can be accomplished on a same-day basis. We may have further comment.

16.   We partially reissue comment nine of our letter dated March 16, 2007. We continue to note that the shareholders will have to go through their broker or other agent to obtain the certification of shares and that this will impact the actual time frame for completing the process. Please revise the disclosure to take fully into account all steps and parties that will be involved in the certification process.

17.   In response to the question "Is there a charge for following the conversion procedures?" on page xiv, please add the statement that there may be additional costs associated with the certification process, as indicated on page xiii. In addition, given the customary fee by the transfer agent, it is unclear why there "may be" a fee rather than there will be a fee. Please clarify or revise. Lastly, as previously requested in comment 11 of our letter dated March 16, 2007, clarify in the response to this question whether the broker may charge fees in addition to the fee from the transfer agent.

18.   In response to the question "What conversion procedures are required if my shares are held in 'street name,'" please clearly indicate how the transfer agent can "greatly" assist with the process.

19.   We note your response to comment ten of our letter dated March 16, 2007, and we reissue the comment. Provide a detailed discussion of the risks to investors as a result of the change in the conversion terms and add a risk factor.

20.   We note your response to comment 12 of our letter dated March 16, 2007, and we reissue the comment. These additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

21.   We note your response to comment 13 of our letter dated March 16, 2007. Please direct us to the location in the proxy statement where you state "we are not aware if a fee would be associated with the alternative processes used by other SPACs."

22.   We reissue comment 13 of our letter dated March 16, 2007. Contrast your procedures for conversion with the conversion process of traditional SPACs.

23.   Update the estimated conversion amount per share as of the most recent practicable date. Clarify the market price as of the most recent practicable date. If the market price is less than the conversion price, clarify any potential risks.

Risk Factors, page 20

24.   We note your response to comment 16 of our letter dated March 16, 2007. Please provide disclosure here and elsewhere as appropriate in the document that contrasts the previous 80% analysis and the current one and explains the reasons for the changes in the board's 80% analysis. It is unclear how the restructured transaction resulted in a new valuation. In addition, the valuation at the time the board initially considered the transaction included ranges that fell below the 80% valuation. Therefore, we reissue comment 16 and ask that you add appropriate risk factor disclosure. We will have further comment.

25.   We note the financing of the purchase by the issuance to Bison Capital or affiliates of $15.76 million in principal of senior subordinated promissory notes. Add a risk factor discussing this increased indebtedness and the risk to the company and investors.

Consideration of the Acquisition, page 35

Background, page 35

Original Acquisition Agreement, page 35

26.   Clarify, if true, that you commenced contact with third parties immediately after the effectiveness of the registration statement but before completion of the IPO. Provide clear disclosure of all activities that occurred between the effectiveness of the registration statement and the completion of the IPO. We may have further comment.

27.   We note the unsolicited phone calls and voicemails prior to the effectiveness of the registration statement. Clarify whether any of these unsolicited parties were contacted after the effectiveness of the registration statement and whether any

business opportunities were presented in these unsolicited contacts prior to the effectiveness of the registration statement.

28.   We reissue comment 19 of our letter dated March 16, 2007. Clarify any and all contacts and communications, direct or indirect, undertaken from the time of the effectiveness of the registration statement and the completion of the IPO on April 10, 2007. We may have further comment.

29.   Clarify whether Mr. Skinner, directly or indirectly, has or had any financial interest in RWA and whether Mr. Skinner has or will benefit, directly or indirectly, from the acquisition of RWA.

30.   Clarify when Mr. Skinner served as a director of RWA.

31.   We note the statement that Mr. Valenta has known Mr. Skinner for over 15 years. Clarify the nature of their acquaintance, as previously requested in comment 21 of our letter dated March 16, 2007. In addition, name the other employees of Royal Wolf, Inc. that Mr. Valenta was acquainted with. Clarify whether any of these employees had any involvement or interest, direct or indirect, in RWA. Clarify whether Mr. Valenta has any contacts or acquaintances with any other affiliates of either RWA or the former parent of RWA.

32.   Please clarify the nature of Mr. Skinner's affiliation with Triton Holdings and the time period of that affiliation.

33.   On page 37 you state "[w]e are not aware if Mr. Skinner may have taken any actions regarding a possible transaction with us prior to or after his call to Mr. Baxter in March 2006 or Mr. Baxter's telephone call to Mr. Valenta on April 11, 2006." In the response to comment 22 of our letter dated March 16, 2007, you state "[w]e also have added the statement that neither Mr. Skinner nor Mr. Baxter took any steps or actions regarding a possible transaction between of Royal Wolf and General Finance." Please reconcile or advise.

34.   We note your response to comment 23 of our letter dated March 16, 2007; however we do not see the statement that there was no other relationship between Mr. Skinner and RWA than the director position prior to the management buyout in December 2003. Please add the statement or advise.

Amended Acquisition Agreement, page 39

35.   Clarify whether there is any relationship or affiliation between General Finance, its officers, or directors, and Bison Capital.

36.   Provide a detailed discussion of the changes in the acquisition agreement. For example, discuss the change in the percent of the company being acquired and in the consideration being paid. It appears the company is paying more than the prior acquisition agreement for a smaller interest in the company. Provide clear disclosure throughout. We may have further comment.

37.   Clarify the specific amount that Bison-GE paid for the 80% of RWA that it acquired. Clarify the amount that Bison-GE will be paid for these shares and clarify the approximate value of the shares to be issued to Bison-GE in this transaction.

38.   Please describe the "recent developments and the current status of Royal Wolf's business and operations" as relayed to Mr. Johnson, indicated on page 41.

39.   Please clarify the dollar reference for the number of containers in the tables on pages 42 and 48.

Valuation Analyses, page 48

40.   The valuation analyses used by management when it initially decided to enter into the initial acquisition agreement should be included in the merger agreement. In addition, the disclosure regarding the valuation analyses that indicated ranges below the 80% valuation should be added back. The new valuation in light of the changes in the acquisition agreement should be in addition to the prior disclosure.

41.   In light of the above comment, we reissue comment 25 of our letter dated March 16, 2007.

42.   Where the new valuation analysis is substantially greater than the prior valuation analysis, provide clear disclosure as to the reasons for the changes. We may have further comment.

43.   Please explain the reference to $100.745 million aggregate consideration in the narrative immediately above the table and the reference to $85 million aggregate consideration in the table on page 49.

Unaudited Pro Forma Condensed Combined Financial Statements, page 65

44.   Please expand the notes to the pro forma financial statements to discuss the terms and conditions of the Royal Wolf stock option payouts, including the timing and whether the payments are being made by General Finance or Royal Wolf. Discuss the expected accounting treatment and the basis for the amounts shown on the pro forma balance sheets and income statements. Please explain whether

the $3,250,000 amount on the income statements is expected to be recurring. If the amount is a nonrecurring charge resulting directly from the business combination and will be included in the income of the registrant within the twelve months following the transaction, remove the adjustments from the income statements, disclose the item in a note and clearly indicate it was not included.

Beneficial Ownership of Securities, page 110

45.   Disclose the control person(s) for each entity listed in the beneficial ownership table.

46.   We note the disclosure in footnote seven that the trust was established for Mr. Valenta's wife, any future wife and descendants. It appears that Mr. Valenta should include these shares in the amount attributable to him in the beneficial ownership shares. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").

47.   We note the exclusion of the warrants. It appears that the warrants will be exercisable immediately upon the completion of the acquisition. In light of this, please explain the basis for exclusion, as this would appear to be within 60 days of the mailing of the proxy statement.

Financial Statements, page F-1

48.   Please note the financial statement updating requirements of Item 8 of Form 20-F.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746